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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  July, 2004

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                         275 Armand-Frappier Boulevard
                                 Laval, Quebec
                                    H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        NEUROCHEM INC.

July 7, 2004
                                   By:  /s/ David Skinner
                                        ---------------------------------------
                                        David Skinner
                                        Director, Legal Affairs,
                                        General Counsel and Corporate Secretary


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                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM - (LOGO)]                               Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________


         NEUROCHEM'S FIBRILLEX(TM) SELECTED FOR NEW FDA PILOT 2 PROGRAM
          FIBRILLEX(TM) ALREADY GRANTED FAST-TRACK PRODUCT DESIGNATION

MONTREAL, JULY 7, 2004 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that Fibrillex(TM), the Company's investigational product candidate for the treatment of Amyloid A (AA) Amyloidosis, has been selected by the Cardio-Renal Drug Product Division of the US Food and Drug Administration (FDA) to be part of the Continuous Marketing Applications Pilot 2 program aimed at further accelerating the development and eventual marketing of this product candidate. Under this Pilot 2 program, each FDA division is permitted to select only one product candidate.

The selection of Fibrillex(TM) by the FDA is based in part on the fact that it has been designated as a Fast Track Product due to the life-threatening nature of AA Amyloidosis, an unmet medical need which often results in end-stage renal disease. The decision is based on other criteria as well. For example, the FDA looked at the potential value of enhanced interaction with Neurochem and emphasized the potential public health benefit from the development of the product and the likelihood that concentrated scientific dialogue could facilitate the availability of Fibrillex(TM) as a promising novel therapy. Fibrillex(TM) is presently in an on-going Phase II/III clinical trial which Neurochem expects to complete by January 2005.

"We are very pleased that the FDA's Cardio-Renal Division has accepted Fibrillex(TM) to be part of this new pilot project under which Neurochem and the FDA will engage in frequent scientific feedback and interaction during the development of this product candidate," said Francesco Bellini, Ph. D., Chairman and CEO of Neurochem. "This frequent communication based on a prospectively defined agreement between the FDA and Neurochem should allow us to agree on information to be presented in our NDA submission. These on-going interactions could further expedite the FDA's review of Fibrillex(TM)."

Fibrillex(TM) has already received orphan drug status designation in the United States and Orphan Medicinal Product designation in Europe, which normally provide a drug seven and ten years of market exclusivity, respectively, upon market entry.

ABOUT FIBRILLEX

The Phase II/III clinical trial for Fibrillex(TM) is a two-year, international, multi-center, randomized, double-blind, placebo-controlled, and parallel-designed trial to evaluate the safety and efficacy of Fibrillex(TM) in patients suffering from AA Amyloidosis. Neurochem has successfully completed the enrollment of 183 patients for the Phase II/III trial, which is being conducted at 27 sites located across North America, Europe and Israel. Neurochem anticipates completing the trial by January 2005. To date, approximately 42 patients have


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completed the two-year Phase II/III trial for Fibrillex(TM). A two-year open-label extension study for the product candidate is on-going.

Fibrillex(TM) is an oral product candidate for the treatment of AA Amyloidosis through the prevention of amyloid fibril formation. Fibrillex(TM) belongs to the class of glycosaminoglycan (GAG) mimetics, better known as disease-modifiers. By mimicking GAGs, Fibrillex(TM) competitively binds to the AA protein, preventing natural GAGs from binding to the same AA protein. Fibrillex(TM) is expected to prevent AA fibril formation and the deposition of AA fibrils in organs.

ABOUT AA AMYLOIDOSIS

AA Amyloidosis is a progressive and fatal condition that occurs in a proportion of patients with chronic inflammatory diseases, including rheumatoid arthritis, ankylosing spondylitis, juvenile rheumatoid arthritis, and Crohn's disease. The disease also occurs in patients suffering from many other conditions ranging from chronic infections to inherited inflammatory diseases such as Familial Mediterranean Fever. The most common clinical presentation of AA Amyloidosis is kidney malfunction. Involvement of the gastrointestinal system is also frequent and is usually manifested as chronic diarrhea, gastrointestinal bleeding, abdominal pain and malabsorption. Enlargement of the liver and the spleen may also occur in some patients.

This disease has a poor prognosis, with a five-year survival rate of approximately 50%.1 Left untreated, patients gradually progress to end-stage renal failure, which is the cause of death in at least 35% of the cases.(2),(3)

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical, unmet medical needs. Fibrillex(TM), designated as an orphan drug and a Fast Track Product candidate, is also part of a Continuous Marketing Applications Pilot 2 program and is currently in a Phase II/III clinical trial for the treatment of AA Amyloidosis. Alzhemed(TM), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and Cerebril(TM), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase II clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our website at: www.neurochem.com.

1 Pepys, M., et al. Amyloidosis. Oxford Textbook of Medicine (4th ed.) Oxford:
  Oxford University Press 2003; 162-73.
2 Gertz, M.A., et al. Medicine (Baltimore) 1991 Jul: 70(4); 246-56.
3 Joss, N., et al. QJMed. 2000: 93; 535-42.



This news release contains forward-looking statements regarding the potential for Fibrillex(TM) and further development efforts. These statements are based on the current expectations of management. Drug development


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involves numerous risks and uncertainties, which could cause actual results to differ materially from expectations. Promising results and successes in early stage clinical trials do not ensure that later stage or larger scale clinical trials will be successful.. Additional risks and uncertainties include: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation or otherwise. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Lise Hebert, Ph.D.
Vice President, Corporate Communications lhebert@neurochem.com
Tel: (450) 680-4500
Fax: (450) 680-4501